Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Number 333-276916

Ford Motor Credit Company LLC

Final Term Sheet

6.467% Notes due 2036

Issuer:	Ford Motor Credit Company LLC

Trade Date:	May 19, 2026

Settlement Date:	May 22, 2026 (T+3)

Stated Maturity:	May 22, 2036

Principal Amount:	$1,000,000,000

Interest Rate:	6.467%

Benchmark Treasury:	4.375% due May 15, 2036

Benchmark Treasury Yield and Price:	4.667%; 97-22

Spread to Benchmark Treasury:	+180 basis points

Yield to Maturity:	6.467%

Price to Public:	100.000% of principal amount plus accrued interest from May 22, 2026

Underwriting Discount:	0.450%

Net Proceeds (Before Expenses) to Issuer:	$995,500,000 (99.550%)

Interest Payment Dates:	Semi-annually on each May 22 and November 22, beginning November 22, 2026
Redemption Provision:

Make-Whole Call: The Notes may be redeemed, in whole or in part, prior to February 22, 2036 (three months prior to maturity date) (the “Par Call Date”), at a redemption price equal to the greater of (i) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points less (b) interest accrued to the date of redemption, and (ii) 100% of the principal amount of the Notes to be redeemed, plus, in either case, accrued and unpaid interest to the redemption date.

Par Call: The Notes may be redeemed, in whole or in part, on or after February 22, 2036 (three months prior to maturity date), at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to the redemption date.

Joint Book-Running Managers:

Citigroup Global Markets Inc.

Credit Agricole Securities (USA) Inc.

J.P. Morgan Securities LLC

Lloyds Securities Inc.

RBC Capital Markets, LLC

Banco Bradesco BBI S.A.

Goldman Sachs & Co. LLC

Morgan Stanley & Co. LLC

Co-Managers:	Academy Securities, Inc. BNY Mellon Capital Markets, LLC Loop Capital Markets LLC Standard Chartered Bank Drexel Hamilton, LLC Mischler Financial Group, Inc.

CUSIP/ISIN:	345397 J95 / US345397J952

It is expected that delivery of the Notes will be made against payment therefor on or about May 22, 2026, which will be the third business day following the date of pricing of the Notes (such settlement cycle being referred to herein as “T+3”). Under Rule 15c6-1 pursuant to the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the business day preceding the issue date will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade those Notes on the date of pricing should consult their own advisor.

The issuer has filed a registration statement, including a prospectus and a preliminary prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement (or, if available, the prospectus supplement) if you request it by calling Citigroup Global Markets Inc. at 1-800-831-9146, Credit Agricole Securities (USA) Inc. at 1-800-807-6030, J.P. Morgan Securities LLC at 1-212-834-4533, Lloyds Securities Inc. at 1-212-930-5039, or RBC Capital Markets, LLC at 1-866-375-6829.